

09055696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____AND ENDING_____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPECTRUM CAPITAL, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6910 PACIFIC STREET, SUITE 214
(No. and Street)

OMAHA   NEBRASKA   68106
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. ROBERT GROW, PRESIDENT   (402) 333-1888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

705 DOUGLAS STREET, SUITE 502   SIOUX CITY   IOWA   51101
(Address)   (City)   (State)

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __ROBERT C. GROW__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SPECTRUM CAPITAL, INC.__ , as of __DECEMBER 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
LINDA GILLESPIE
My Comm. Exp. Oct. 18, 2010

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECTRUM CAPITAL, INC.

INDEX

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

S. B. Bieber, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker, CPA, CMA
L. K. Beecher, CPA

E. C. Nichols, CPA
(1916-2003)
C. L. Rise, CPA
(1921-2003)
W. F. Sibley, CPA
D. L. Lacey, CPA

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Lilly, CPA
B. J. Kooiker, CPA
P. M. Riemer, CPA
S. E. Boden
L. M. Kubik
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
C. R. Karrer
E. J. Schubert

Member of AICPA
Division for
Certified Public
Accounting Firms

To the Board of Directors and Stockholders
Spectrum Capital, Inc.

We have audited the accompanying statement of financial condition of Spectrum Capital, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Capital, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the index, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nichols, Rise + Company, L.L.P.

Sioux City, Iowa
February 19, 2009

2

SPECTRUM CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Current Assets:

Cash	$ 33,670	
Commissions Receivable	86,977	
Receivable from Clearing Organization	31,125	
Other Receivables	18,523	
Deposit with Clearing Organization	100,000	
Prepaid Expenses	20,064	
		$ 290,359
Furniture and Equipment, Net		10,286
Goodwill		243,000
Total Assets		$ 543,645

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Payable to Clearing Organization	$ 824	
Accounts Payable	2,737	
Commissions Payable	167,977	
		$ 171,538

Stockholder's Equity:

Common Stock	15,000	
Paid-In Capital	448,000	
Retained Earnings (Deficit)	(90,893)	
		372,107
Total Liabilities and Stockholder's Equity		$ 543,645

SPECTRUM CAPITAL, INC.
STATEMENT OF INCOME

Year Ended December 31, 2008

Revenues:		
Commissions	$ 3,316,711	
Transaction Fees	177,419	
Miscellaneous	529	
Interest	25,855	
		$ 3,520,514
Operating Expenses:		
Commission Expense	2,900,270	
Management Fee	81,434	
Transaction Clearing Expense	68,175	
Salaries, Payroll Taxes, and Benefits	288,991	
Insurance, Net of Representatives' Reimbursements	1,852	
Depreciation	7,536	
Professional Fees	16,738	
Office	33,577	
Licensing Fees	24,009	
Computer/Data Communications	46,999	
Rent	53,077	
Sales, Training, Marketing	19,493	
Other	26,117	
		3,568,268
Net Loss		$ (47,754)

SPECTRUM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2008

	Issued Shares		Common Stock		Paid-In Capital		Retained Earnings		Stockholder's Equity
December 31, 2007	100	$	15,000	$	448,000	$	(43,139)	$	419,861
Net Loss							(47,754)		(47,754)
December 31, 2008	100	$	15,000	$	448,000	$	(90,893)	$	372,107

Common Stock:

Par Value - None
Authorized 20,000 Shares

SPECTRUM CAPITAL, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash Flows from Operating Activities:

Net Loss	$ (47,754)	
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation	7,536	
Changes in Operating Assets and Liabilities:		
Receivables	8,943	
Prepaid Expenses	15,197	
Accounts and Commissions Payable	(88,042)	
Net Cash Used by Operating Activities		$ (104,120)

Cash Flows Used by Investing Activities:

Purchase of Equipment		(1,514)
Net Change in Cash		(105,634)
Cash - Beginning of Year		139,304
Cash - December 31,		$ 33,670

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND OPERATIONS

Spectrum Capital, Inc. is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). The Company is engaged in the sale of mutual funds, stocks, bonds, variable annuities, and variable universal life insurance. The Company executes and clears trades through an unaffiliated brokerage firm on a fully disclosed basis.

The Company is a wholly owned subsidiary of Premier Financial, Inc.

ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual basis of accounting. Commission income is recorded on a trade-date basis.

Depreciation and Amortization

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is included in the consolidated income tax return of its parent company. No provision for income taxes has been made in the accompanying financial statements because the Company has elected to be taxed as a "qualified sub-chapter S subsidiary." Under this election, the Company's net income is reported by the shareholders of the parent company on their individual returns.

The Company has elected to defer implementation of FASB Interpretation 48 "Accounting for Uncertainty in Income Taxes" pending final resolution by the FASB as to the application of that pronouncement to pass-through entities.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's estimates and judgments.

FURNITURE AND EQUIPMENT, NET

Furniture and equipment are as follows:

	Estimated Lives	Cost	Net Investment
Computer Equipment	5 years	$ 41,709	$ 4,137
Office Furniture and Equipment	7 years	18,822	5,218
Computer Software	3-5 years	28,923	931
		$ 89,454	$ 10,286

Depreciation expense is $7,536 for 2008. Accumulated depreciation at December 31, 2008, is $79,168.

GOODWILL

Goodwill arises from the purchase of assets from the former parent company. The purchase cost in excess of the fair value of tangible and identifiable intangible assets is recorded as goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill not be amortized, but that it be reviewed annually for impairment. If, based on these reviews, goodwill is found to be impaired, the carrying value will be adjusted through a charge to earnings. Management believes that there has been no impairment of goodwill.

Cost and Carrying Value	$ 243,000

NET CAPITAL AND NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $76,736 and a net capital ratio of 2.2 to 1.

RELATED-PARTY TRANSACTIONS

The Company paid its parent for the following items:

Management Fee	$	81,434
Reimbursement of Employee Benefits		37,570
Reimbursement of Insurance		1,528

The parent paid the Company for the following item:

Reimbursement of Licensing Fees	$	786

The Company paid its sole shareholder for the following item:

Commissions	$	18,228

OPERATING LEASES

The Company leases its office space under a lease ending May 31, 2010, which calls for monthly rent of $3,443. It also leases office equipment for a total of $832 per month under leases ending in 2011 and 2012.

Minimum lease payments are as follows:

2009	$	51,297
2010		27,196
2012		9,191
2012		4,805

Total rent expense for all operating leases is $53,077 in 2008.

RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). Under the plan, the employee may make contributions of up to $10,000 annually. The Company has chosen to make non-elective contributions of 2%. Expense under this plan was $6,243 for the year ended December 31, 2008.

FINANCIAL INSTRUMENTS AND CREDIT CONCENTRATION RISKS

The Company utilizes a carrying broker to execute and settle securities transactions on behalf of the Company's customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered.

Bank balances may exceed the FDIC insured limit of $250,000.

Approximately 25% of the Company's revenue comes from a group of affiliated banks. The agreement with these banks expires in June 2009.

SUPPLEMENTAL INFORMATION

SPECTRUM CAPITAL, INC.
RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENT COMPUTATIONS

December 31, 2008

Reconciliation of Net Capital

Net Capital Per Unaudited FOCUS Report - December 31, 2008 .... $ 76,736

Audit Adjustments:

    None ....

Net Capital Per Audited FOCUS Report - December 31, 2008 $ 76,736

Reserve Requirement

The Company is exempt from the reserve requirements under rule 15c-3-3(k)(2) of the Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [X] [26] 17a-5(d)

NAME OF BROKER-DEALER

SPECTRUM CAPITAL, INC. _____ [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

6910 PACIFIC STREET, SUITE 214 _____ [20]
(No. and Street)

OMAHA [21] NE [22] 68106 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-43627 [14]

FIRM I.D. NO.
28303 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/08 [24]

AND ENDING (MM/DD/YY)
12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. GROW, PRESIDENT _____ [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

_____ [32]
_____ [34]
_____ [36]
_____ [38]

(Area Code) — Telephone No.
(402) 333-1888 [31]

OFFICIAL USE
_____ [33]
_____ [35]
_____ [37]
_____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ____
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

NICHOLS, RISE & COMPANY, L.L.P. | 70 |

ADDRESS

705 DOUGLAS STREET
SUITE 502 | 71 | SIOUX CITY | 72 | IOWA | 73 | 51101 | 74 |

| Number and Street | City | State | Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
▾1 SPECTRUM CAPITAL, INC.

N 3 | | | | | | | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 99
SEC FILE NO. 8-43627 98

Consolidated | | 198
Unconsolidated | X | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 33,670	200			$ 33,670	750
2. Receivables from brokers or dealers:						
A. Clearance account	▾3 31,125	295				
B. Other	100,000	300	$	550	131,125	810
3. Receivable from non-customers	83,479	355	22,021	600	▾7 105,500	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	▾4	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost ▾2 $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			▾6	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	10,286	680	▾8 10,286	920
11. Other assets		535	263,064	735	263,064	930
12. TOTAL ASSETS	▾5 $ 248,274	540	$ 295,371	740	$ 543,645	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SPECTRUM CAPITAL, INC.	as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	824 [1114]	[1315]	824 [1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	170,714 [1205]	[1385]	170,714 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 171,538 [1230]	$ [1450]	$ 171,538 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	▾15 $	[1770]
22. Partnership (limited partners)	▾11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		15,000 [1792]
C. Additional paid-in capital		448,000 [1793]
D. Retained earnings		(90,893) [1794]
E. Total		372,107 [1795]
F. Less capital stock in treasury	▾16 (	[1796]
24. TOTAL OWNERSHIP EQUITY	$	372,107 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	543,645 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SPECTRUM CAPITAL, INC.	as of	12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __372,107__ [3480]
2. Deduct ownership equity not allowable for Net Capital .... [19](_____) [3490]
3. Total ownership equity qualified for Net Capital .... __372,107__ [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ [3520]
   B. Other (deductions) or allowable credits (List) .... _____ [3525]
5. Total capital and allowable subordinated liabilities .... $ __372,107__ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ....[17]$ __295,371__ [3540]
   B. Secured demand note delinquency .... _____ [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] (__295,371__) [3620]
7. Other additions and/or allowable credits (List) .... _____ [3630]
8. Net capital before haircuts on securities positions .... [20]$ __76,736__ [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities .... [18] _____ [3735]
      2. Debt securities .... _____ [3733]
      3. Options .... _____ [3730]
      4. Other securities .... _____ [3734]
   D. Undue Concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] (_____) [3740]

10. Net Capital .... $ __76,736__ [3750]

OMIT PENNIES

[30]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SPECTRUM CAPITAL, INC.	as of	12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ 11,436 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ 50,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 50,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 26,736 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....22 $ 59,582 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 171,538 [3790]
17. Add:
    A. Drafts for immediate credit ....21 $ _____ [3800]
    B. Market value of securities borrowed for which no equivalent value
        is paid or credited ....$ _____ [3810]
    C. Other unrecorded amounts (List) ....$ _____ [3820] $ _____ [3830]
18. Total aggregate indebtedness .... $ 171,538 [3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % 224 [3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % 0 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) ....23 $ _____ [3880]
23. Net capital requirement (greater of line 21 or 22) .... $ _____ [3760]
24. Excess capital (line 10 less 23) .... $ _____ [3910]
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
    subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
    and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
    assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SPECTRUM CAPITAL, INC.

For the period (MMDDYY) from 01/01/08 `3932` to 12/31/08 `3933`
Number of months included in this statement   12   `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on listed option transactions .... _____ `3938`
   c. All other securities commissions .... 85,961 `3939`
   d. Total securities commissions .... 85,961 `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ `3945`
   b. From all other trading .... _____ `3949`
   c. Total gain (loss) .... _____ `3950`
3. Gains or losses on firm securities investment accounts .... _____ `3952`
4. Profit (loss) from underwriting and selling groups .... _____ `3955`
5. Revenue from sale of investment company shares .... 3,230,750 `3970`
6. Commodities revenue .... _____ `3990`
7. Fees for account supervision, investment advisory and administrative services .... _____ `3975`
8. Other revenue .... 203,803 `3995`
9. Total revenue .... $ 3,520,514 `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ `4120`
11. Other employee compensation and benefits .... 288,991 `4115`
12. Commissions paid to other broker-dealers .... _____ `4140`
13. Interest expense .... _____ `4075`
    a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
14. Regulatory fees and expenses .... 24,009 `4195`
15. Other expenses .... 3,255,268 `4100`
16. Total expenses .... $ 3,568,268 `4200`

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ (47,754) `4210`
18. Provision for Federal income taxes (for parent only) .... _____ `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ `4222`
    a. After Federal income taxes of .... _____ `4338`
20. Extraordinary gains (losses) .... _____ `4224`
    a. After Federal income taxes of .... _____ `4239`
21. Cumulative effect of changes in accounting principles .... _____ `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (47,754) `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ `4211`

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SPECTRUM CAPITAL, INC.

For the period (MMDDYY) from 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 419,861 |4240|
   A. Net income (loss) .... (47,754) |4250|
   B. Additions (Includes non-conforming capital of .... 29 $_____ |4262|) _____ |4260|
   C. Deductions (Includes non-conforming capital of .... $_____ |4272|) _____ |4270|

2. Balance, end of period (From item 1800) .... $ 372,107 |4290|

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... 30 $ 0 |4300|
   A. Increases .... _____ |4310|
   B. Decreases .... _____ |4320|

4. Balance, end of period (From item 3520) .... $ 0 |4330|

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   SPECTRUM CAPITAL, INC.   as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... |4550|
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... |4560|
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm₃₀ PERSHING, L.L.C. |4335| X |4570|
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... |4580|

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▾31 |4600|	|4601|	|4602|	|4603|	|4604|	|4605|
▾32 |4610|	|4611|	|4612|	|4613|	|4614|	|4615|
▾33 |4620|	|4621|	|4622|	|4623|	|4624|	|4625|
▾34 |4630|	|4631|	|4632|	|4633|	|4634|	|4635|
▾35 |4640|	|4641|	|4642|	|4643|	|4644|	|4645|

Total $▾36 _____ 0 |4699|

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
   1.   Equity Capital
   2.   Subordinated Liabilities
   3.   Accruals

SPECTRUM CAPITAL, INC.
SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2008

Non-Allowable Assets:

Receivables from Non-Customers:		
Non-Allowable Commissions by Date or Product Type	$ 29,438	
Less Related Commissions Payable	(25,940)	
Other Receivables	18,523	
		$ 22,021
Furniture and Equipment, Net		10,286
Other Assets:		
Goodwill	243,000	
Prepaid Expenses	20,064	
		263,064
Total Non-Allowable Assets		$ 295,371

Nichols, Rise &
Company, L.L.P.

Certified Public Accountants and Consultants

S. B. Bieber, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker,
    CPA, CMA
L. K. Beecher, CPA

E. C. Nichols, CPA
    (1916-2003)
C. L. Rise, CPA
    (1921-2003)
W. F. Sibley, CPA
D. L. Lacey, CPA

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Lilly, CPA
B. J. Kooiker, CPA
P. M. Riemer, CPA
S. E. Boden
L. M. Kubik
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
C. R. Karrer
E. J. Schubert

Member of AICPA
Division for
Certified Public
Accounting Firms

To the Board of Directors
Spectrum Capital, Inc.

In planning and performing our audit of the financial statements of Spectrum Capital, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Spectrum Capital, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 19, 2009.

The Company does not customarily record accounts payable for operating expenses at each period end and does not search for unrecorded payables. Consequently, liabilities considered in the financial statements and in the computation of net capital omit such items. Historically such items have not been material.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company, L.L.P.

Sioux City, Iowa
February 19, 2009

Spectrum Capital, Inc.

AUDIT REPORT

December 31, 2008

Nichols, Rise & Company, L.L.P. | Certified Public Accountants and Consultants